#82-3167

GOLCONDA RESOURCES LTD.

#620, 304 - 8th Avenue S.W., Calgary AB, T2P 1C2
Ph: (403) 232-6828 Fax: (403) 232-8650

February 21, 2002

SUPPL

NEWS RELEASE

DIAMOND PROPERTY DRILLING RESULTS FROM ALASKA

Golconda Resources Ltd. intersects mafic igneous rocks in a pipe like structure in southern Alaska.

Shulin Lake, Alaska - 51% interest - 16.000 acres - Diamonds

Golconda Resources Ltd. with its partners Shear Minerals Ltd and Shulin Lake Mining Inc. carried out the first part of an exploration program by drilling four reverse circulation holes to a depth of 330 ft (100 m), the capacity of the drill rig.

The drilling followed up on the discovery of a mafic pyroclastic indicating a volcanic crater facies which was intersected by a previous diamond drill hole in July 2001. Tests carried out for diamond indicator minerals revealed a suite of eclogitic garnets, chrome diopsides, diamond stability field chromites as well as olivine and pyroxenes. This rock is most likely the source of the indicator minerals which had been discovered in surface and stream samples on the property.

Hole 02-1 was drilled 530 ft (162 m) north of last years drill hole. It reached a depth of 330 ft and was still in the pyroclastics. From 210 ft (64 m) to the end of the hole a different layer with a much higher content of olivine, pyroxene, orange garnets, chrome diopsides and oxides was intersected.
Hole 02-2, 510 ft (155 m) north of 02-1
Hole 02-3, 500 ft (152 m) west of 02-2
Hole 02-4, 515 ft (157 m) west of 02-3
All holes were terminated at 330 ft (100 m) in pyroclastics.
The drilling intersected pyroclastic rocks over an area of 1000 ft x 1000 ft (300 m). At least three different phases are indicated.
With the country rock in the area consisting of Tertiary sediments it is Golconda's conclusion that the drilling intersected a pipe like structure of lamproitic or similar composition.

The samples are on their way to Calgary and will be tested for diamonds and diamond indicator minerals.

A diamond drill rig will be moved to the property shortly to drill deeper holes and define the geological parameters of this pipe.

PROCESSED
MAR 27 2002
THOMSON FINANCIAL

On behalf of Golconda Resources Ltd.

Guenter J. Liedtke,
President

02015935

For more information please contact Guenter Liedtke, President
Ph: (403) 232-6828 Fax: (403) 232-8650
E-mail: golconda@cadvision.com http/www.golcondaresources.com

#82-3167

GOLCONDA RESOURCES LTD.

#620, 304 - 8th Avenue S.W., Calgary AB, T2P 1C2
Ph.: (403) 232-6828 Fax: (403) 232-8650

February 5, 2002

NEWS RELEASE

FINANCING TO RAISE $250,000.00 - DRILLING TO START IN ALASKA AND BRITISH COLUMBIA

Golconda Resources Ltd. is making a private placement of 1 million shares at $0.25 per share. Each share carries a warrant to buy another share at $0.30 within a year. Shares and warrants have flow through benefits attached. The financing is subject to regulatory approval.

Shulin Lake, Alaska - 51% interest - Diamonds

Drilling is scheduled to start on February 8th, 2002. The drilling will follow up on an intersection of a conglomerate type rock which was intersected in last year's drilling and continued to a depth of 190 feet. The rock consisted mainly of sandy material including boulders, pebbles and smaller size fractions of basaltic material. This rock also contained a small tuff fractions and grains of olivine, pyroxene eclogitic garnets and diamond stability field chromites.

The drilling will try to find a thicker part of this rock with an increased tuffaceous component.

Lone Peak, British Columbia - 90% interest - Gold

Drilling will start later this month and will test two areas of strong hydrothermal alteration with associated gold and base metal mineralization. The third and main target will be the Spar Lake Quartzite. Last year sampling by Golconda discovered, stratiform copper-silver mineralization similar to the one found at Troy, Montana and elsewhere in the Belt Series. At Lone Peak this mineralization is overprinted by a gold-bismuth mineralization occurring in quartz veins and veinlets along the flancs of a small anticlinal fold. Rock sampling showed values of up to 1 oz gold/ton and visible gold can be observed in the quartz veins.

On behalf of Golconda Resources Ltd.

Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke, President
Ph: (403) 232-6828 Fax: (403) 232-8650
E-mail: golconda@cadvision.com http/www.golcondaresources.com

GOLCONDA RESOURCES LTD.
Suite 620, 304 - 8th Avenue SW, Calgary AB, T2P 1C2
Ph: (403) 232-6828 Fax: (403) 232-8650

#82-3167

02 MAR 18 AM 8:10

December 3, 2001

NEWS RELEASE

GOLCONDA DISCOVERS GOLD-COPPER-SILVER MINERALIZATION ON LONE PEAK CLAIMS, B.C. AND OPTIONS ADDITIONAL CLAIMS

Golconda became interested in the Lone Peak claims because of high cobalt values found in sulphides and the occurrence of the Spar Lake Horizon, which can be traced on the property for about 3 km and has a thickness of approximately 100 meters.

About 85 km to the South near Libby - Montana, the Spar Lake Horizon (a Precambrian sequence of quartzites and siltstones) hosts a number of copper-silver ore bodies. The best known is the Spar Lake Deposit, which was mined in the 70's and contained 58 million tons at 0.76% copper and 1.7 oz/ton silver. Cobalt rich sulphides form a broad halo around these ore bodies.

Detailed prospecting on the Lone Peak claims discovered a 300-meter wide anticlinal fold in the Spar Lake quartzite, which contains sheeted quartz veins and an extensive quartz stockwork system. Secondary copper oxides indicated the potential for a primary copper-silver sulphide mineralization, which had been leached out of the weathered quartzite outcrops.
Finally primary copper sulphides were found in this zone. The samples assayed about 1% copper and 0.80 oz/ton silver, and showed Spar Lake type mineralization.

Visible gold can readily be observed in the quartz veins within the 300 meters interval and samples from some of these outcrops assayed up to 0.950 oz/ton gold (see news release of November 13, 2001). Outcrops make up about 15% of the zone but float in between the outcrops shows also quartz veining and visible gold has been observed in the float as well.

Exploration results so far indicate a strong correlation with the widespread copper-silver mineralization occurring in northern Montana (the Spar Lake quartzite, the cobalt halo and the copper-silver).
In addition, on the Lone Peak claims, the same zone has been used as conduit for later stage high-grade gold mineralization, which over printed the copper-silver zone for 300 meter. This zone is projected to continue at shallow depth on the property for about 2 km. Drilling will start in January.

A similar type of mineralization could be the cause of a strong placer gold occurrence directly to the north of the claims. A production in excess of one million ounces has been reported from this area. Golconda has therefore entered into an option agreement with a private individual to acquire a 100% interest in the Bri-Lin and Sully claims (29 claims - 725 ha.). The agreement calls for a payment of 200,000 shares of Golconda, of which 50,000 shares are payable at signature of contract with the remaining shares due over a period of three years. Golconda has to spend $300,000 over this period in exploration. The vendor will retain a 2% NSR. The agreement is subject to regulatory approval. Golconda has also obtained a 6-month option on an additional 150 ha.

On behalf of Golconda Resources Ltd.

Guenter J. Liedtke, President

For more information please contact Guenter Liedtke, President
Ph: (403) 232-6828 Fax: (403) 232-8650
E-mail: golconda@cadvision.com http://www.golcondaresources.com

#82-3167

GOLCONDA RESOURCES LTD.

Suite 620, 304 - 8th Avenue SW, Calgary AB, T2P 1C2
Ph:(403) 232-6828   Fax:(403) 232-8650
e-mail: golconda@cadvision.com
Web site: www.golcondaresources.com

November 13, 2001

NEWS RELEASE

EXTENSION OF WARRANTS

Golconda Resources Ltd. has made an application to extend the expiry date of 500,000 flow through warrants with an exercise price of $0.60 from November 19, 2001 to December 31st, 2001. The extension is subject to acceptance by the Canadian Venture Exchange.

On behalf of Golconda Resources Ltd.

Guenter J. Liedtke,
President

For more information, please contact:
Guenter Liedtke, President
Phone #(403) 232-6828 Fax #(403) 232-8650
e-mail: golconda@cadvision.com
www: golcondaresources.com

"The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release"

GOLCONDA RESOURCES LTD.

Suite 620, 304 - 8th Avenue SW, Calgary AB, T2P 1C2
Ph: (403) 232-6828 Fax: (403) 232-8650
E-mail: golconda@cadvision.com
http://www.golcondaresources.com

#82-3167

COPY

October 26, 2001

NEWS RELEASE

GOLCONDA ACQUIRES GOLD PROSPECT IN BRITISH COLUMBIA

Golconda Resources Ltd. entered into an option agreement with a private individual to acquire a 90% interest in the Lone Group of claims (1300 ha) in the Fort Steele Mining Division, B.C.

The agreement calls for a payment of 200,000 shares of Golconda, of which 50,000 shares are payable at signature of contract with the remaining shares due over a period of three years. Golconda has to spend $300,000 over this period in exploration. The vendor will retain a 2% NSR. The agreement is subject to regulatory approval.

A mapping and sampling program carried out as due diligence for Golconda showed the existence of a high temperature gold bearing hydrothermal system.

The northern part of the claims hosts the higher temperature assemblage of the system.
From this part of the claims mineralized samples showed:

- One sample containing greater than 200 g (5.8 oz/t) silver and 1% lead per tonne.
- Another sample showed 4.054 g (0.118 oz/t) gold 29 g (0.85 oz/t) silver and greater than 2% copper per tonne.
- Other samples show high nickel, cobalt, antimony sulpharsenides, which explain the high cobalt content in the earlier samples.

The economically interesting area lies to the South where the lower temperature part of the hydrothermal system gets into a Bonanza type (high grade) gold horizon.

Our exploration has already discovered a 100 meter wide zone of sheeted quartz veins. Two samples taken from two of these veins assayed 3.49 g (0.101 oz/t) and 10.2 g (0.298 oz/t) gold per tonne respectively.

A second phase of sampling along strike of the gold zone is in progress.

On behalf of Golconda Resources Ltd.

Guenter J. Liedtke, President

For more information, please contact:
Guenter Liedtke, President
Phone: (403) 232-6828 Fax: (403) 232-8650
E-mail: golconda@cadvision.com
http://www.golcondaresources.com

#82-3167

GOLCONDA RESOURCES LTD.

SUITE 620, 304 - 8TH AVENUE S.W.
CALGARY, ALBERTA T2P 1C2

TELEPHONE: (403) 232-6828
FACSIMILE: (403) 232-8650

TREASURY ORDER

TO: **CIBC Mellon Trust Company**
600 The Dome Tower
333 - 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

The CIBC Mellon Trust Company is hereby authorized and directed to issue share certificates for 60,000 fully paid common shares in the capital of GOLCONDA RESOURCES LTD. to:

Name and Address	Exercise Of	Date of Grant	Issue Price	Exercise Date	Expiry Date	Number of Shares	Share Certificates
Guenter J. Liedtke 6611 Coach Ridge Rd. SW Calgary, AB T3H 1J6	Warrants	11/20/00	$0.60	12/28/01	12/31/01	60,000	3 X 20,000

Date of CNDX private placement final acceptance: November 21, 2000 - Submission #58283;
Date of CNDX consent to an extension to Warrant Expiry Date: November 21, 2001 - Submission #69518.

Balance of issued securities following the issuance of 60,000 shares: **33,011,234 Common Shares.**

We certify that:

a) the above shares have been allotted to the person named, that Golconda Resources Ltd. has received the full consideration therefor and that they are therefore fully paid and non-assessable;

b) the said allotment and issuance hereunder constitutes a first transaction having an effect of creating ownership, control or the right to receive such shares;

c) this Treasury Direction adheres to the requirements as set out in the Company's By-Laws and any and all applicable statutes and regulations.

DATED this 7th day of January, 2002.

GOLCONDA RESOURCES LTD.

Per: ______________________
Guenter J. Liedtke, President

Per: ______________________
Fosca V. Benvenuti, Secretary

#82-3167

GOLCONDA RESOURCES LTD.

SUITE 620, 304 - 8TH AVENUE S.W.
CALGARY, ALBERTA T2P 1C2

TELEPHONE: (403) 232-6828
FACSIMILE: (403) 232-6850

02 MAR 18 AM 8:2?

TREASURY ORDER

COPY

TO: CIBC Mellon Trust Company
600 The Dome Tower
333 - 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

The CIBC Mellon Trust Company is hereby authorized and directed to issue a share certificate for 50,000 fully paid common shares in the capital of GOLCONDA RESOURCES LTD. to:

Date of CDNX Application Acceptance: November 1, 2001 - Submission #: 69133:

Name and Address	Number of Shares	Issue Price	End of Hold Period	Share Certificates
Brian Kostiuk 514 - 13th Avenue S. Cranbrook, B.C. V1C 2W4	50,000	$0.30	October 31, 2002	1 X 50,000

Balance of issued securities following the issuance of 50,000 shares: **32,951,234 Common Shares.**

We certify that:

a) the above shares have been allotted to the person named, that Golconda Resources Ltd. has received the full consideration therefor and that they are therefore fully paid and non-assessable;

b) the said allotment and issuance hereunder constitutes a first transaction having an effect of creating ownership, control or the right to receive such shares;

c) this Treasury Direction adheres to the requirements as set out in the Company's By-Laws and any and all applicable statutes and regulations.

Please ensure that, pursuant to the requirements under Securities Law and the Canadian Venture Exchange, the share certificate bears a legend stating: "*Without prior approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the Canadian Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until October 31, 2002.*"

DATED this 14th day of November, 2001.

GOLCONDA RESOURCES LTD.

Per: ____________________
Guenter J. Liedtke, President

Per: ____________________
Fosca V. Benvenuti, Secretary

CDNX

#82-3167

October 23, 2001

Writer's Direct Line: (403) 974-8631

Guenter J. Liedtke, ***President***
Golconda Resources Ltd.

Dear Mr. Liedtke,

Re: Golconda Resources Ltd. (the "Company") Submission #:67520
Private Placement

Golconda Resources Ltd. ("GA")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: October 23, 2001
Tier 2 Company

CDNX has accepted for filing documentation with respect to a Non-Brokered Private Placement announced August 22, 2001:

Number of Shares:	950,000 shares
Purchase Price:	$0.35 per share
Warrants:	950,000 non-transferable share purchase warrants to purchase 950,000 shares
Warrant Exercise Price:	$0.35 for a one year period
Number of Placees:	15 placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P**	**# of Shares**
Guenter J. Liedtke	Y	50,000

Should you require any further information, please do not hesitate to contact the undersigned.

Yours truly,

Noy. Douangphrachanh
Analyst, Corporate Finance

CDNX

#82-3167

November 1, 2001

Writer's Direct Line: (403) 974-8631

Guenter Liedtke, ***President***
Golconda Resources Ltd.

Dear Mr. Liedtke,

Re: Golconda Resources Ltd. (the "Company") Submission #:69133
Option Agreement

02 MAR 18 AM 8:22

Golconda Resources Ltd. ("GA")
BULLETIN TYPE: Property-Asset Acquisition
BULLETIN DATE: November 1, 2001
Tier 2 Company

CDNX has accepted for filing an arms-length Option Agreement between Golconda Resources Ltd. (the "Company") and Brian Kostiuk, pursuant to which the 4 year Option Agreement will allow the Company to acquire a 90% interest in the Lone Group of claims in the Fort Steele Mining Division of British Columbia. In consideration, the Company will issue 200,000 shares of Golconda Resources Ltd., of which 50,000 shares will be payable upon signing of the agreement with the remaining shares due over a period of 3 years. Golconda will be required to spend $300,000 over a period of 3 years in exploration costs. Brian Kostiuk is subject to 2% Net Smelting Royalty.

Should you require any further information, please do not hesitate to contact the undersigned.

Yours truly,

Noy. Douangphrachanh
Analyst, Corporate Finance

FORM 5C

TRANSACTION SUMMARY FORM

Re: *GOLCONDA RESOURCES LTD.* (the "Issuer")

SEDAR Project #: *00010507 GA*

The undersigned hereby certifies the following information:

1. The undersigned is a director or senior officer of the Issuer and is duly authorized by the Issuer to make this declaration.

2. The transaction is fully disclosed in a news release dated *October 26, 2001*

3. The asset/property to be acquired by the Issuer, including the location of the asset/property is as follows:
   - 90% right, title and interest, and 90% beneficial ownership in and to the Lone Group mineral claims (1,300 hectares) (the "Property") located in the Fort Steele Mining Division, British Columbia:

Claim Name	*Tenure Number*	*No. of Units*
Lone 1	*310287*	*20*
Lone 2	*383622*	*20*
Fisher 1-2	*363474-363475 incl.*	*2*
Brian	*338094*	*1*
Brian 1-2-3	*363476-363478 incl.*	*3*
Brian 5-6-7	*367864-367866 incl.*	*3*
Brian 9	*368080*	*1*
Brian 11-12-13	*368137-368139 incl.*	*3*
Brian 14	*383386*	*1*
		54

4. The date, parties to and type of agreement (e.g.: sale or option) are as follows:
   - A four (4) year Option to Purchase Agreement between Brian Kostiuk, the registered holder of the Property, and the Issuer, to be effective October 15, 2001. The Vendor will retain 10% of the right, title and interest and 10% of the beneficial ownership in and to the Property, and a 2% NSR .

5. The total share and/or cash consideration and required work commitments for the first year for the transaction are as follows:
   - The total share consideration for the proposed transaction is the issuance of 200,000 common shares in the capital of the Issuer to the Vendor at anytime during the term of the Agreement, being the Purchase Price for the Claims, with the following obligations:

- 50,000 shares on acceptance of formal agreement by the regulatory authorities
- 50,000 shares on the 1st anniversary of the agreement
- 50,000 shares on the 2nd anniversary of the agreement
- 50,000 shares on the 3rd anniversary of the agreement

- *required work commitment for the first year:*
  exploration expenditures in the amount of $75,000 for the first year; $100,000 for the second, $125,000 for the third and $150,000 for the fourth. Exploration expenditures are cumulative and can be carried forward.

6. The names of any parties receiving securities of the Issuer pursuant to the transaction and the number of securities to be issued are described as follows:

Name of Party (if not an individual, name all Insiders of the Party)	Number and Type of Securities to be Issued
Brian Kostiuk	200,000 common shares

7. The transaction is not a Related Party Transaction as defined in Policy 1.1 - Interpretation or, if the transaction is a Related Party Transaction, the details of the relationship between the Issuer and the other party are as follows:

   - The transaction is not a Related Party Transaction as defined in Policy 1.1 - Interpretation.

8. If the other party to the transaction is not an individual, the names of all Insiders of the other party are as follows: - *N\A*

9. If the transaction is an acquisition, the Issuer has taken reasonable steps to ensure that the vendor has good title.

10. There are no Material Changes relating to the Issuer which have not publicly disclosed.

11. To the knowledge of the Issuer, at the time an agreement in principle was reached, no other party to the transaction had knowledge of any undisclosed Material Fact or Material Change relating to the Issuer, other than in relation to the transaction.

12. The Minor Acquisitions, as defined in Policy 5.3 - Acquisition and Disposition of Non-Cash Assets, of the Issuer during the preceding 12 months are as follows:

    - Submission #60886, accepted for filing on June 8, 2001. - Acquisition of all of the issued shares of 885301 Alberta Ltd. along with all its assets in consideration of the payment to the principal shareholders of 885301 of 1,500000 common shares at the deemed price of $0.30 per share.

13. If a finder's fee is to be paid, the particulars of such proposed fee are as follows (Including name and address of the finder):

- No finder's fee is to be paid.

14. If applicable, state that the transaction is the acquisition of an interest in a property and that the property being acquired is contiguous to or otherwise related to any other asset acquired in the last 12 month. - *N\A*

15. The transaction has been approved by the directors of the Issuer and in event of any conflict of interest, to the knowledge of the Issuer, any party in conflict has complied with applicable corporate law and Exchange Requirements.

16. If the transaction is a Related Party Transaction, as defined in Policy 1.1 - Interpretation, disclose which directors declared a conflict of interest and abstained from voting at the directors meeting regarding the transaction. *N/A*

Dated: October 29, 2001

GOLCONDA RESOURCES LTD.

Signature of authorized signatory

Guenter J. Liedtke

Print name of signatory

President

Official capacity

CDNX

#82-3167

02 MAR 18 AM 8:22

November 21, 2001

VIA FAX ONLY: 232-8650

Mr. Guenter J. Liedtke, President
Golconda Resources Ltd.

Dear Mr. Liedtke:

Re: Golconda Resources Ltd. – Extension to Warrant Expiry Date – Submission #69518

Further to your letter and enclosures dated November 19, 2001, please be advised of the following:

GOLCONDA RESOURCES LTD. ("GA")
BULLETIN TYPE: Warrant Term Extension
BULLETIN DATE: November 21, 2001
Tier 2 Company

The Canadian Venture Exchange has consented to the extension in the expiry date of the following warrants:

Private Placement

# of Warrants:	**500,000**
Original Expiry Date of Warrants:	November 19, 2001
New Expiry Date of Warrants:	December 31, 2001
Exercise Price of Warrants:	$0.60

These warrants were issued pursuant to a private placement of 500,000 shares with 500,000 non-transferable share purchase warrants attached, which was accepted for filing by the Exchange effective November 21, 2000.

Should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

Sarah Dutoff

Sarah Dutoff
Analyst, Corporate Finance

FORM 4E

WARRANT AMENDMENT SUMMARY FORM AND CERTIFICATION

Re: *GOLCONDA RESOURCES LTD.* (the "Issuer").

Trading Symbol: *GA*

The following is an application to (please check the appropriate box):

Extend the term of Warrants ☑

Amend the price of Warrants ☐

The Issuer is a: Tier 1 Issuer ☐ Tier 2 Issuer ☑

---

1. **Term of Original Private Placement**

   (a) Number of Listed Shares Issued *500,000 "flow-through" common shares*

   (b) Price Listed Shares issued at *$0.50*

   (c) Number of Warrants issued *500,000*

   (d) Date of Announcement of Private Placement *September 25, 2000*

   (e) Market Price at Date of Announcement of Private Placement *$0.50*

   (f) Original Warrant exercise price: Year 1 *$0.60* Year 2 _____
   (if applicable) Year 3 _____ Year 4. _____ Year 5 _____

   (g) Original term of Warrants *1 year*

   (h) Original expiry date of Warrants *November 19, 2001*

   (i) Percentage of Warrants held by Insiders *1 insider: 16% or 80,000 warrants*

   (j) Indicate the number of Warrants, if any, which have been exercised, and the date of the exercise *- NIL*

2. **Requested Amendments to Warrant Terms**

Please complete the relevant section below disclosing the requested amendments.

(a) Extension of Warrant term applied for:

Amended Warrant expiry date *December 31, 2001*

Adjusted Warrant exercise price Year 1 _____ Year 2 ______

(if applicable) Year 3 _____ Year 4 _____ Year 5 ______

(b) Amendment of Exercise Price applied for:

Amended Warrant exercise price

Year 1 _____ Year 2 _______

(if applicable) Year 3 _____ Year 4 _____ Year 5 _____

Is there a maximum 30 day exercise provision pursuant to section 5.3(b) of Policy 4.1? Yes ☐ No ☐

If Yes, have all of the remaining Warrant holders consented to the repricing and reduced exercise provision? Yes ☐ No ☐

If No, please explain. ____

This Certification accompanies an application to the Exchange for acceptance of the Amendment of Warrant Terms (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 - Private Placements in effect as of the date of this Declaration, or any deviations therefrom are disclosed in this Form; and

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed.

Dated this 19th day of November, 2001.

Guenter J. Liedtke
Name of Director or Senior Officer

[signature]
Signature

President
Official capacity

FORM 20
SECURITIES ACT

REPORT UNDER SECTION 108(1) OF THE *SECURITES ACT* OF A TRADE MADE UNDER SECTION 107(1)(a), (b), (c), (d), (l), (m), (p), (q), (t), (t.1), (u) OR (z) OF THE *SECURITIES ACT* OR SECTION 122(b) OR (d) OF THE *ALBERTA SECURITIES COMMISSION RULES*.

1 **Full name and address of the Vendor:**

- *Golconda Resources Ltd. Suite 620, 304 - 8th Ave. S.W., Calgary, Alberta T2P 1C2*

2 **Name and address of the Issuer of the security traded and description of the security:**

- *Golconda Resources Ltd. Suite 620, 304 - 8th Ave. S. W., Calgary, Alberta T2P 1C2*
- *950,000 Common Shares without par value issued at a price of $0.35, with attached 950,000 non transferable warrants to purchase 950,000 common shares at a price of $0.35 per share for a period of one year ending on October 18, 2002;*

3 **Date of trade(s):** - *October 19, 2001*

4 **Complete the following:**

Full Name and Address of Purchaser(s)	Amount or Number of of Securities Purchased	Purchase Price	Statutory Exemption Relied On
Robert Andrews 6843 Livingstone Dr. SW Calgary Alberta T3E 6J4	*30,000*	*$0.35*	*107(1)(z)(v)*
Diane Cook 7850 Metro Pk Way Stn. 121 Minneapolis, MN 55425 USA	*50,000*	*$0.35*	*107(1)(z)(v)*
Danny Dengel 15826 Warwick Avenue Allen Park, MI 48101 USA	*100,000*	*$0.35*	*107(1)(z)(v)*
Gerhard Jacob 66 Tuscany Hills Pt. NW Calgary, Alberta T3L 2C7	*35,000*	*$0.35*	*107(1)(z)(n)*
Jeffrey R. Hackett 67 Woodmont Cr. SW Calgary, Alberta T2W 4G8	*14,286*	*$0.35*	*107(1)(z)(v)*
Don Hildebrand P.O. Box 1361 Mexia, Texas 76661 USA	*10,000*	*$0.35*	*107(1)(z)(v)*
HML Managed Solutions Inc. 40 Hawkwood Place NW Calgary, Alberta T3G 1X6	*28,572*	*$0.35*	*107(1)(z)(v)*

........./2.

4 ...... *(Continued....)*

Full Name and Address of Purchaser(s)	Amount or Number of of Securities Purchased	Purchase Price	Statutory Exemption Relied On
William L. Kehoe P.O. Box 1694 Edmonton, Alberta T5J 2P1	*20,000*	*0.35*	*107(1)(z)(v)*
Art Lauder 8305 McIntyre Road Edmonton, Alberta	*25,000*	*0.35*	*107(1)(z)(v)*
Guenter J. Liedtke 6611 Coach Ridge Rd. SW Calgary, Alberta T3H 1J2	*50,000*	*0.35*	*107(1)(z)(i)*
David Mullen 75 Suncanyon Pk. SE Calgary, Alberta T2X 2Z4	*300,000*	*0.35*	*107(1)(z)(v)*
Roland Mullen Box 87 Aldersyde, Alberta T0L 0A0	*215,000*	*0.35*	*107(1)(z)(v)*
Arthur L. Sumner 617 - 15th St. NW Calgary, Alberta T2N 2B1	*15,000*	*0.35*	*107(1)(z)(v)*
890405 Alberta Ltd. 40 Hawkwood Place NW Calgary, Alberta T3G 1X6	*28,571*	*0.35*	*107(1)(z)(v)*
890418 Alberta Ltd. 151 Valley Brook Crt. NW Calgary, Alberta T3B 5S3	*28,571*	*0.35*	*107(1)(z)(v)*
	950,000 common shares		

5 **State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent:** *N/A*

6 **State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution.** *$332,500*

..../3.

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Calgary, Alberta,
this **23rd** day of **October, 2001**

GOLCONDA RESOURCES LTD.
(Name of vendor or agent - please print)

Signature

President
(official capacity - please print)

Guenter J. Liedtke
(please print here name of individual whose signature appears above, if different from name of vendor or agent printed above)

#82-3167

FORM 20
SECURITIES ACT

REPORT UNDER SECTION 108(1) OF THE *SECURITES ACT* OF A TRADE MADE UNDER SECTION 107(1)(a), (b), (c), (d), (l), (m), (p), (q), (t), (t.1), (u) OR (z) OF THE *SECURITIES ACT* OR SECTION 122(b) OR (d) OF THE *ALBERTA SECURITIES COMMISSION RULES.*

1 **Full name and address of the Vendor:**
- *Golconda Resources Ltd. Suite 620, 304 - 8th Ave. S.W., Calgary, Alberta T2P 1C2*

2 **Name and address of the Issuer of the security traded and description of the security:**
- *Golconda Resources Ltd. Suite 620, 304 - 8th Ave. S. W., Calgary, Alberta T2P 1C2*
- *50,000 Common Shares without par value.*

3 **Date of trade(s):** - *November 14, 2001*

4 **Complete the following:**

Full Name and Address of Purchaser(s)	Amount or Number of of Securities Purchased	Purchase Price	Statutory Exemption Relied On
Brian Kostiuk *514 - 13th Avenue S.* *Cranbrook, B.C.* *V1C 2W4*	*50,000*	*0.30*	*107(1)(m)(ii)*

5 **State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to the agent:** *N/A*

6 **State the total gross proceeds realized in Alberta by the issuer or selling security holder from the distribution.** *Nil. The distribution is made pursuant to the terms of the 4 year Option Agreement between the issuer and Brian Kostiuk whereby the issuer will acquire 90% interest in certain mineral claims by issuing 200,000 common shares payable in four installments and by the expenditure of $300,000 in exploration costs.*

CERTIFICATE OF VENDOR OR AGENT OF VENDOR

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Calgary, Alberta,
this **14th** day of **November, 2001**

GOLCONDA RESOURCES LTD.
(Name of vendor or agent - please print)

Signature

President
(official capacity - please print)

Guenter J. Liedtke
(please print here name of individual whose signature appears above, if different from name of vendor or agent printed above)

#82-3167

GOLCONDA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

(Unaudited)

GOLCONDA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30 2001	December 31 2000
ASSETS		
CURRENT		
Cash	$ -	$ 43,183
Accounts receivable	16,562	21,987
Prepaid expenses	1,406	472
	17,968	65,642
NON-PRODUCING MINING CLAIMS (Note 3)	3,165,344	1,822,702
CAPITAL (Note 2)	8,003	5,204
MINERAL RECLAMATION DEPOSITS	35,400	35,400
	$3,226,715	$1,928,948
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT		
Bank indebtedness	$ 30,706	$ -
Accounts payable and accrued liabilities	401,345	258,986
Share subscriptions received	286,400	
	718,451	258,986
SHARE CAPITAL (Note 4)	9,214,425	8,239,425
DEFICIT	(6,706,161)	(6,569,463)
	2,508,264	1,669,962
	$3,226,715	$ 1,928,948

APPROVED BY THE BOARD

_______________ **Director**
Guenter J. Liedtke

_______________ **Director**
Terry S. Chan

(See Accompanying Notes)

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30 2001	September 30 2000	September 30 2001	September 30 2000
EXPENSES				
General and administrative	$ 20,415	$ 40,076	$ 130,924	$ 127,466
General exploration	642	-	5,774	-
	21,057	40,076	136,698	127,466
LOSS FOR THE PERIOD	(21,057)	(40,076)	(136,698)	(127,466)
DEFICIT, BEGINNING OF PERIOD	(6,685,104)	(6,284,140)	(6,569,463)	(6,196,750)
DEFICIT, END OF PERIOD	$(6,706,161)	$(6,324,216)	$(6,706,161)	$(6,324,216)
LOSS PER SHARE	$ .001	$ .001	$ .004	$ .005

(See Accompanying Notes)

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30 2001	September 30 2000	September 30 2001	September 30 2000
OPERATING ACTIVITIES				
Loss for the period	$ (21,057)	$ (40,076)	$ (136,698)	$ (127,466)
Net change in non-cash working capital	192,236	27,207	146,850	(27,136)
Cash provided by (used in) operating activities	171,179	(12,869)	10,152	(154,602)
FINANCING ACTIVITIES				
Issuance of shares				
For cash pursuant to				
Private placement	-	-	357,500	-
Exercise of warrant	-	52,000	40,000	249,340
Exercise of stock options	-	90,100	127,500	278,250
Acquisition of mineral claims	-	-	450,000	-
Share subscriptions received	286,400	-	286,400	-
Cash provided by financing activities	286,400	142,100	1,261,400	527,590
INVESTING ACTIVITIES				
Exploration expenditures	(558,619)	(125,027)	(1,342,642)	(433,593)
Acquisition of capital assets	-	-	(2,799)	(399)
Cash used in investing activities	(558,619)	(125,027)	(1,345,441)	(433,992)
(DECREASE) INCREASE IN CASH	(101,040)	4,204	(73,889)	(61,004)
CASH, BEGINNING OF PERIOD	70,334	248	43,183	65,456
(DEFICIENCY) CASH END OF PERIOD	$ (30,706)	$ 4,452	$ (30,706)	$ 4,452

(See Accompanying Notes)

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements
(Unaudited)

1. Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements including notes thereto for the year ended December 31, 2000.

2. Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 8,327	$ 4,416	$ 3,911
Office furniture and equipment	10,476	6,384	4,092
	$18,803	$10,800	$ 8,003

3. Mineral Properties and Deferred Expenditures

	Mineral Properties	Deferred Exploration Expenditures	Total September 30 2001	Total December 31 2000
Canada				
Ennis Lake, Saskatchewan	$ 15,149	$ 565,432	$ 580,581	$ 576,167
Peter Lake, Saskatchewan	201,545	216,126	417,671	256,138
Wapawekka, Saskatchewan	153,106	787,182	940,288	184,438
Big Sandy Lake, Saskatchewan	45,000	-	45,000	
	414,800	1,568,740	1,983,540	1,016,743
United States				
Ralston Valley	13,961	119,149	133,110	111,076
Shulin Lake, Alaska	135,000	146,537	281,537	-
South Monitor, Nevada	122,977	644,180	767,157	694,883
	271,938	909,866	1,181,804	805,959
	$686,738	$ 2,478,606	$ 3,165,344	$1,822,702

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements
(Unaudited)

4. Share Capital

(a) Authorized

Unlimited number of common shares of no par value

(b) Issued and outstanding

	Number of Shares	Amount
Balance, December 31,2000	28,701,234	$ 8,239,425
Issued for cash		
Exercise of stock options	150,000	52,500
Exercise of warrants	100,000	40,000
Balance, March 31, 2001	28,951,234	8,331,925
Issued for cash		
Private placements (net of issue expenses of ($ 2,500)	1,200,000	357,500
Exercise of stock options	300,000	75,000
Issued for other consideration		
Acquisition of mineral property interests	1,500,000	450,000
Balance, June 30 and September 30, 2001	31,951,234	$ 9,214,425

(c) Stock Option Plan

Under the Company's stock option plan, the Company may grant options to employees, officers and directors up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one person shall not exceed 5% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance. An option's maximum term is three years.

A summary of the status of the Company's stock options at September 30, 2001 and changes during the period then ended is presented below:

	Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	2,725,000	$0.43
Granted	950,000	$0.30
Exercised	(450,000)	$0.25
Expired	(50,000)	$0.25
Outstanding, end of period	3,175,000	

GOLCONDA RESOURCES LTD.

Notes to the Consolidated Financial Statements
(Unaudited)

4. Share Capital
(c) Stock Option Plan (Cont'd)

The following summarizes information about stock options outstanding at September 30, 2001.

Number of Shares	Expiry Date	Weighted Average Exercise Price
75,000	April 11, 2002	$0.25
700,000	June 6, 2002	$0.60
1,100,000	July 19, 2003	$0.40
350,000	September 25, 2003	$0.40
150,000	January 14, 2004	$0.30
150,000	April 23, 2004	$0.30
650,000	August 22, 2004	$0.35
3,175,000		

(d) Warrants

A summary of the status of the common share purchase warrants as of September 30, 2001 and changes during the period is presented below:

Exercise Price	Expiry Date	Outstanding at December 31, 2000	Issued	Expired	Outstanding at September 30, 2001
$0.60	November 19, 2001	500,000	-	-	500,000
$0.33	June 3, 2002	-	1,200,000	-	1,200,000
		500,000	1,200,000	-	1,700,000

5. Related Party Transactions

During the period the Company paid $71,750 for consulting and professional fees to officers and directors of the Company.

#82-3167

FORM 51-901F

Quarterly Report

Incorporated as part of: ____ **Schedule A**
__X__ **Schedule B & C**

02 MAR 18 AM 8:27

ISSUER DETAILS:

NAME OF ISSUER:	Golconda Resources Ltd.
ISSUER ADDRESS:	620, 304 - 8th Avenue S.W. Calgary, Alberta T2P 1C2
ISSUER PHONE NUMBER:	(403) 232-6828
ISSUER FAX NUMBER:	(403) 232-8650
CONTACT PERSON:	Guenter J. Liedtke
CONTACT POSITION:	President
CONTACT PHONE NUMBER:	(403) 232-6828
FOR QUARTER ENDED:	September 30, 2001
CONTACT E-MAIL ADDRESS:	golconda@cadvision.com
DATE OF REPORT:	November 29, 2001

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Signature	**Guenter J. Liedtke**	**Date Signed (2001/11/29)**
Signature	**Terry S. C. Chan**	**Date Signed (2001/11/29)**

Golconda Resources Ltd.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS

A detailed summary of expenses and deferred costs for the nine months ended September 30, 2001 is included in the interim financial statements in Schedule A.

2. RELATED PARTY TRANSACTIONS

The information is included in the interim financial statements in Schedule A.

3. (a) SUMMARY OF SECURITIES ISSUED DURING THE QUARTER

Issue Date	Securities Type	Number Issued	Total Price (Cdn$)	Total Proceeds (Cdn$)	Consideration Type

No securities were issued during the quarter.

(b) PARTICULARS OF OPTIONS GRANTED DURING THE QUARTER

Issue Date	Number of Shares	Name of Optionee	Exercise Price(Cdn$)	Expiry Date
08/23/01	200,000	Howard G. Coopersmith	0.35	08/22/04
08/23/01	250,000	Guenter J. Liedtke	0.35	08/22/04
08/23/01	200,000	Lyle D. Pederson	0.35	08/22/04
	650,000			

No warrants were issued during the quarter.

4. SUMMARY OF AUTHORIZED AND ISSUED SECURITIES AS AT SEPTEMBER 30, 2001

Class	Par Value	Authorized	Issued	Amount
Common	N.P.V.	unlimited number	31,951,234	$9,214,425

A detailed summary of options and warrants outstanding as at September 30, 2001 is included in Schedule A .

5. LIST OF DIRECTORS AND OFFICERS AS AT THE DATE OF THIS REPORT

Names	Address	
Guenter J. Liedtke	Calgary, Alberta	President and C.E.O., Director
Terry S. C. Chan	Calgary, Alberta	Treasurer and Director
Howard G. Coopersmith	Fort Collins, Colorado	Director
Robert E. Crancer	St. Louis, Missouri	Director
Reynoudt Yalink	Calgary, Alberta	Director
Lyle D. Pederson	Toledo, Ontario	Director
Fosca V. Benvenuti	Calgary, Alberta	Secretary

Golconda Resources Ltd.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Golconda Resources Ltd. ("Golconda"), incorporated under the *Business Corporations Act* (Alberta) on October 6, 1986, is a natural resource company engaged in the acquisition, exploration and development of mineral properties in Canada and in the United States.

In January, Golconda drilled one hole in the South Monitor prospect in Nevada. The hole went to a depth of 480m (1580 ft) and tried to intercept a limestone horizon underlying a gold mineralized Tertiary tuff. High-grade gold values can occur in the limestone which would be not far below the end of the hole. Further drilling is planned for the next year.

From March to August, a drilling program was carried out on the Wapawekka West prospect in Saskatchewan. The drilling intersected thin mafic dikes which contain primary copper-gold-silver mineralization. 8 holes have been drilled so far in search for the centre of this system. Drilling will continue next year.

In August and September, six holes were drilled in the Wapawekka East prospect. The drilling showed a very strong "Volcanogenic Massive Sulfide" system with anomalous copper-zinc-gold values. Further work will try to outline areas with economic values.

In August, we started to look at a gold prospect (Lone Group) located in the Fort Steele Mining Division of British Columbia. Results received after September showed a strong gold-bearing stockwork zone overprinting some copper-silver mineralization. A 4 year option to purchase agreement between Golconda and the registered title holder of this property was accept for filing by the Canadian Venture Exchange on November 1, 2001.

Work planned for next year will be financed by private placement of treasury shares or by joint ventures to be entered into by Golconda.